SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                           National Auto Credit, Inc.
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                                (Name of Issuer)

                     Common Stock $0.05 Par Value Per Share
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                         (Title of Class of Securities)

                                   632900 106
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                                 (CUSIP Number)

                                Sam J. Frankino
                               7108 Eagle Terrace
                         West Palm Beach, Florida 33412
                                 (561) 625-3800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 30, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632900 106              SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sam J. Frankino
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      Not applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                  7     SOLE VOTING POWER

                        14,016,560
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Mr. Frankino along with trustees, has both voting and
  OWNED BY              investment power with respect to 726,452 shares held
    EACH                by the Samuel J. and Connie M. Frankino Charitable
  REPORTING             Foundation, and to 1,000,000 shares held by the Corrine
   PERSON               L. Dodero Trust for the Arts and Sciences, both of which
    WITH                are charitable organizations. Mr. Frankino disclaims
                        beneficial ownership of these shares.
                        --------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        14,016,560
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Mr. Frankino along with trustees, has dispositive
                        power with respect to 726,452 shares held by the Samuel
                        J. and Connie M. Frankino Charitable Foundation, and to 1,000,000 shares held by the Corrine L. Dodero Trust for the Arts and Sciences, both of which are charitable organizations. Mr. Frankino disclaims beneficial ownership of these shares.
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,743,012
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      55%
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14    TYPE OF REPORTING PERSON*

      IN
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

      This Statement amends the Statement on Schedule 13D previously filed by the undersigned with respect to his beneficial ownership of shares of Common Stock of National Auto Credit, Inc. ("NAC").

Item 1. Security and Issuer.

      Title of Class of
      Equity Security:        Common Stock, $0.05 par value per share (the
                              "Common Stock")

      Name of Issuer:         National Auto Credit, Inc. ("NAC")

      Address of              30000 Aurora Road
      Principal Office:       Solon, Ohio 44139

Item 2. Identity and Background.


      (a)   NAME OF PERSON FILING:

            Sam J. Frankino ("Mr. Frankino")

      (b)   ADDRESS Of PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            7108 Eagle Terrace
            West Palm Beach, Florida 33412

      (c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

            Retired.

      (d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

            During the past five years, Mr. Frankino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

            During the past five years, Mr. Frankino has not been a party to a civil proceeding of a Judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   CITIZENSHIP:

            United States of America

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction.

On August 30, 1999, Mr. Frankino, acting in his individual capacity as Managing Partner and Trustee of Frankino Investment Company and as a Trustee for the Samuel J. and Connie M. Frankino Charitable Foundation and the Corrine L. Dodero Trust for the Arts and Sciences (the "Trusts"), acted by written Consent of Stockholders to amend the Bylaws of NAC (i) to eliminate the requirement that the affirmative vote of 80% of each class of stock outstanding be obtained in order to amend Bylaw provisions relating to the number of and manner of election of Directors, and (ii) to expand the Board of Directors of NAC to thirteen and to vote his and the Trusts shares (which are a majority of the shares outstanding) in favor of Peter T. Zacharoff, David L. Huber, Philip A. Sauder, Lorraine Dodero, Terry Sweitzer, Donald Jasensky and William T. Maund (the "New Directors"), thus electing the New Directors to the seven vacancies on the Board of Directors. Mr. Frankino has commenced litigation in the Court of Chancery of the State of Delaware pursuant to 8 Del. C. 225 to confirm the election of the New Directors to the NAC Board of Directors. In addition, on August 30, 1999, Mr. Frankino gave notice pursuant to the Company's Bylaws that he and William J. Dodero would stand for election to the NAC Board of Directors at the upcoming September 15, 1999 meeting, for the seats on the NAC Board that are currently filled by John A. Gleason and William S. Marshall, who are standing for re-election, and that Mr. Zackaroff and Mr. Huber would stand for re-election to their newly created seats, if their terms of office are deemed to expire at the 1999 annual meeting. Mr. Frankino intends to vote the shares held in his name and the shares held by Frankino and Frankino Investment Company and the Trusts, which constitute a majority of the outstanding shares as of the record date, in favor of the election of Mr. Frankino and Mr. Dodero, as well as for Mr. Zackaroff and Mr. Huber if their terms of office expire at the 1999 annual meeting. Mr. Frankino believes that the NAC Board should be committed to maximizing stockholder value for all holders of Common Stock and, in furtherance of that objective, Mr Frankino believes that the NAC Board should (a) retain an investment banking firm to propose, identify and evaluate potential corporate transactions which would enhance stockholder value, including, without limitation, soliciting offers from appropriate persons and entities with respect to an acquisition of NAC, whether by merger, tender offer, sale of assets or otherwise, and (b) consider all bona fide proposals. Mr Frankino may (but is not in any way committed or obligated to), in his sole and absolute discretion, propose or seek to effectuate a transaction of transactions whereby (i) he or entities controlled by him would acquire all or part of the equity interests in NAC that he does not currently beneficially own or (ii) he would sell or otherwise dispose of all shares of Common Stock he beneficially owns. It is anticipated that each of the New Directors and Messrs. Dodero and Frankino will, subject in all respects to his fiduciary duties under applicable law, seek to cause the NAC Board to (A) retain an investment banking firm for the aforementioned purposes and (B) facilitate the solicitation of, and consider, all bona fide proposals with respect to transactions aimed at enhancing stockholder value, including, without limitation, transactions involving an aquisition of NAC. There can be no assurance that any such transaction will be proposed, that any transactions that may in fact be proposed would be acceptable, or that any transaction that is deemed acceptable would be consummated.

Item 5. Interest in Securities of the Issuer.

      (a)   AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

            Mr. Frankino is the beneficial owner of 15,743,012 shares of common stock of NAC, representing 55% of the shares of common stock of NAC. (Mr. Frankino's holdings include 1,726,452 shares owned by various trusts for which Mr. Frankino serves as a trustee, and all references in this Schedule 13D to Mr. Frankino include these shares).

      (b)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE:

            Mr. Frankino has the sole power to vote or direct the vote of the 14,016,560 shares of common stock of NAC. Mr. Frankino along with trustees, has both voting and investment power with respect to 726,452 shares held by the Samuel J.

            and Connie M. Frankino Charitable Foundation, and to 1,000,000 shares held by Corrine L. Dodero Trust for the Arts and Sciences both of which are qualified charitable organizations. Mr. Frankino disclaims beneficial ownership of in these shares. Lorraine Dodero, who is one of the New Directors, is a co-trustee of the Corrine L. Dodero Trust for the Arts and Sciences and, as such, has voting and investment power with respect to the 1,000,000 shares held by such trust, along with the other trustees.

      (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

            None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

            Exhibit 99.1 - Consent of Stockholders dated August 30, 1999
            Exhibit 99.2 - Notice of Nomination of Directors dated August 30,
            1999

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 30, 1999                          /s/ Sam J. Frankino
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                                                    Sam J. Frankino